February 25, 2010


FILED AS EDGAR CORRESPONDENCE


Ms. Laura Hatch
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Excelsior  Multi-Strategy  Hedge  Fund of  Funds  (TE  2),  LLC
     File  No.: 811-22318


Dear Ms. Hatch:

     Set forth below is a summary of your comments, which you provided by telephone on August 28, 2009, and our responses to your comments, on the Registration Statement on Form N-2 (the "Registration Statement") filed on behalf of Excelsior Multi-Strategy Hedge Fund of Funds (TE 2), LLC (the "Fund"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"). All capitalized terms have the same meaning as in the Registration Statement.


1. COMMENT: Please describe in footnote (2) to the Fee Table the terms of the Advisory Fee payable to the investment adviser by the Master Fund.

     RESPONSE:  This disclosure has been added as requested.

2. COMMENT: Please include a note to the Fee Table that the table reflects the expenses of the Fund and the Master Fund.

     RESPONSE: The first sentence in the paragraph preceding the Fee Table has been revised to state "This table describes the fees and expenses of the Fund and the Master Fund that you will pay if you buy and hold Interests."

3. COMMENT: Please confirm that neither the Fund nor the Master Fund intends to borrow for investment purposes.

     RESPONSE: In accordance with the disclosure under the section entitled "Borrowing" on page B-11 of the Registration Statement, the Fund confirms that neither the Fund nor the Master Fund presently intend to borrow for investment purposes.

4. COMMENT: Please clarify the meaning of the following sentence: "With respect to these investment restrictions and other policies, the Fund will not look through the Investment Funds not managed by Subadvisers to their underlying securities."

Ms. Laura Hatch
February 25, 2010
Page 2 of 3


     RESPONSE: This sentence is intended to explain that the Fund will apply its own investment restrictions to investments made by the Fund or the Master Fund, as well as to investments made by Subadvisory Accounts, but will not apply its investment restrictions to the investments of Investment Funds that are not managed by a Subadviser. This sentence has been removed, as it is duplicative of the following sentence that appears earlier in the same paragraph: "The investment restrictions and other policies described herein do not apply to Investment Funds, but are applicable to Subadvisory Accounts."

5. COMMENT: Please add to the third bullet point on page A-7 a cross -reference to information about tax risks.

     RESPONSE: Cross-references to the "Taxes" and "Tax Status" sections have been added.

6. COMMENT: Please verify that the Master Fund will rely on its own concentration restrictions when investing in Investment Funds.

     RESPONSE: The Fund confirms that the Master Fund will adhere to its own concentration restrictions and have added the following sentence to the second bullet point under "Investing in Investment Funds involves special risks" on pages A-7 to A-8: "However, the Master Fund will adhere to its own investment restrictions with respect to concentration when investing in Investment Funds."

7. COMMENT: Please confirm that it is expected that the boards of managers of the Fund and the Master Fund will be comprised of the same individual.

     RESPONSE: The Fund confirms that the boards of managers of the Fund and the Master Fund are expected to be comprised of the same individual. The word "currently" has been removed from the disclosure regarding the composition of the Master Fund board of managers on page A-10.

8.   COMMENT:   Please  add  any  appropriate  disclosure  in  Item  12  of  the
     Registration Statement regarding legal proceedings against the Adviser or the Placement Agent.

     RESPONSE: The Fund confirms that there are no legal proceedings against the Adviser or the Placement Agent that are likely to have a material adverse effect upon either (i) the ability of the Adviser or the Placement Agent to perform its contract with the Fund, or (ii) the Fund.

9. COMMENT: Please state whether a seed capital audit will be performed for the Fund.

     RESPONSE: Because the Fund will not be commencing a public offering, there is presently no intention for seed capital to be invested in connection with the requirements of Section 14(a) of the 1940 Act.


                                     * * * *

Ms. Laura Hatch
February 25, 2010
Page 3 of 3


     In addition to the foregoing, the Fund acknowledges that:

     o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We believe that the foregoing responses, together with changes being made in the Registration Statement, are fully responsive to all of the Staff's comments.

     Please call the undersigned at (212) 756-2192 with any questions or comments.

                                         Very truly yours,

                                         /s/ Karen L. Spiegel
                                         --------------------------
                                         Karen L. Spiegel